SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2001.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-95795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.
Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS
COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308,
THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

FINANCIAL STATEMENTS

TABLE OF CONTENTS
Pages
Financial Statements:
Plan Assets and Liabilities As of June 30, 2001 and 2000	3
Income, Expenses and Transfers for the Plan Year ending June 30, 2001	4
Specific Assets held As of June 30, 2001	5

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

	June 30
	2000	2001

Plan assets and Liabilities:

Total Plan Assets	$6,225,457	$6,158,518

Total Plan Liabilities	--	--

Net Plan Assets	$6,225,457	$6,158,518

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION
Year Ended June 30, 2001
Income, Expenses and Transfers:
Contributions:
Employers	$ 179,762
Participants	305,955

Other Income	604,588

Total income	1,090,305

Benefits paid	1,173,565
Admin Expenses	89

Total deductions	1,173,654

Net income	$ (83,349)

Net Transfers	$ 16,410

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO
SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2001
Specific Assets:
Employer Securities	$2,546,626
Participant Loans	91,686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

Date: December 18, 2001	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee